GLG LIFE TECH CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

INDEPENDENT AUDITORS’ REPORT	PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

To the Shareholders of GLG Life Tech Corporation:

We have audited the consolidated balance sheets of GLG Life Tech Corporation as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 31, 2010

Comments by Independent Auditor on Canada – US reporting difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as going concern, such as those described in note 1 to the consolidated financial statements of GLG Life Tech Corporation. Our report to the shareholders on the consolidated financial statements dated March 31, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 31, 2010

"PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

GLG LIFE TECH CORPORATION
Consolidated Balance Sheets as at December 31,
(Expressed in Canadian Dollars)

		2009	2008

	Note
ASSETS
Current Assets
Cash and cash equivalents		$16,018,203	$7,362,671
Short term investments	5	-	365,785
Accounts receivable	6	5,718,315	2,717,765
Taxes recoverable	7	5,130,359	1,504,000
Inventory	8	41,149,142	33,057,690
Prepaid expenses	9	8,578,097	7,380,086
		76,594,116	52,387,996
Property, Plant, and Equipment	10	108,311,690	83,366,043
Goodwill		7,859,523	7,587,798
Restricted Cash	11	10,003	100,710
Deferred Charges		94,867	125,261
Intangible Assets	12	36,715,455	30,793,314
		$229,585,654	$174,361,123

LIABILITIES
Current Liabilities
Short term loans	13	$37,317,500	$10,231,500
Accounts payable and accruals	14	25,382,988	17,167,567
Interest payable	15	268,912	1,063,729
Advances from customers	15	-	24,492,000
Due to related party	16	7,243,492	-
Deferred revenue	17	-	1,995,000
		70,212,892	54,949,796
Non-current bank loan	18	13,797,000	-
Future income taxes	26	733,203	2,414,642
		84,743,095	57,364,438

NON-CONTROLLING INTERESTS		23,243	167,211

SHAREHOLDERS' EQUITY
Share capital	20	134,812,115	93,355,149
Warrants		-	11,477,908
Contributed surplus		14,909,708	3,347,623
Accumulated other comprehensive income		6,386,688	20,696,008
Deficit		(11,289,195)	(12,047,214)
		144,819,316	116,829,474
		$229,585,654	$174,361,123

Nature of Operations and Going Concern(Note 1)
Commitments (Note 29)
Contingent Liabilities (Note 30)
Subsequent Events (Note 31)
APPROVED ON BEHALF OF THE BOARD:

" Sophia Leung "	Director
"Jinduo Zhang "	Director

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31,
(Expressed in Canadian Dollars)

	2009	2008

REVENUE	$41,883,584	$9,891,318

	41,883,584	9,891,318

COST OF SALES	29,789,808	7,560,490

GROSS PROFIT	12,093,776	2,330,828

GENERAL AND ADMINISTRATIVE EXPENSES	11,719,517	7,217,189

INCOME (LOSS) BEFORE THE UNDERNOTED	374,259	(4,886,361)

OTHER INCOME (EXPENSES)
Donation	-	(73,337)
Interest expense	(2,695,178)	(2,009,638)
Interest income	100,557	820,765
Provision on loans and receivables	(58,358)	(3,111,351)
Foreign exchange gain (loss)	2,638,188	(2,842,894)
Other income	11,324	-
	(3,467)	(7,216,455)

INCOME (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	370,792	(12,102,816)

INCOME TAXES RECOVERY	243,259	1,428,000

INCOME (LOSS) BEFORE NON-CONTROLLING INTERESTS	614,051	(10,674,816)

NON-CONTROLLING INTERESTS	143,968	68,274

NET INCOME (LOSS)	758,019	(10,606,542)

DEFICIT, beginning of period	(12,047,214)	(1,440,672)

DEFICIT, end of period	(11,289,195)	(12,047,214)
NET INCOME (LOSS) PER SHARE
Basic	$0.04	$(0.60)
Diluted	0.04	(0.60)

NET INCOME (LOSS)	758,019	(10,606,542)
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized (losses) gains on translation of
self-sustaining operations	(14,309,320)	22,003,934

COMPREHENSIVE (LOSS) INCOME	(13,551,301)	11,397,392

Weighted Average Number of Shares Outstanding
Basic	20,379,979	17,604,660
Diluted	21,453,824	17,604,660

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Share Capital	Warrants	Equity portion of convertible debenture	Contributed Surplus	Accumulated Other Comprehensive Income ("AOCI")	Deficit	Total Comprehensive Income (Loss)
Balance, December 31, 2007	$61,052,731	$15,378,511	$1,513,003	$1,702,716	$(1,307,926)	$(1,440,672)	$(1,067,311)

Warrant exercised by a customer	20,235,133	(2,453,160)	-	-	-	-	-
Warrant expired	-	(1,447,443)	-	1,447,443	-	-	-
Options exercised	125,527	-	-	(63,107)	-	-	-
Convertible debenture converted into common shares	7,513,004	-	(1,513,003)	-	-	-	-
Issuance of restricted shares	1,060,004	-	-	-	-	-	-
Options granted	-	-	-	260,571	-	-	-
Common shares issued	3,368,750	-	-	-	-	-	-
Change in foreign currency translation	-	-	-	-	22,003,934	-	22,003,934
Net loss	-	-	-	-	-	(10,606,542)	(10,606,542)
Balance, December 31, 2008	$93,355,149	$11,477,908	$-	$3,347,623	$20,696,008	$(12,047,214)	$11,397,392

Warrant expired	-	(11,477,908)	-	11,477,908	-	-	-
Options exercised	584,376	-	-	(293,376)	-	-	-
Common shares issued, net	37,765,156	-	-	-	-	-	-
Future income tax recovery related to share issuance costs	1,006,072	-	-	-	-	-	-
Stock-based compensation	2,101,362	-	-	377,553	-	-	-
Change in foreign currency translation	-	-	-	-	(14,309,320)	-	(14,309,320)
Net income	-	-	-	-	-	758,019	758,019
Balance, December 31, 2009	$134,812,115	$-	$-	$14,909,708	$6,386,688	$(11,289,195)	$(13,551,301)

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Consolidated Statements of Cash Flows
For the years ended December 31,
(Expressed in Canadian Dollars)

		2009	2008
	Note
Cash provided by (used in)

Operating activities
Net income (loss)		$758,019	$(10,606,542)
Items not affecting cash:
Accretion on convertible debenture		-	1,257,718
Stock-based compensation		2,478,916	1,320,575
Amortization of property, plant and equipment & intangibles		6,385,355	2,539,869
Provision on loan and receivables		58,358	3,111,371
Foreign exchange loss (gain)		(2,615,900)	2,841,737
Future income tax recovery		(753,800)	(1,416,928)
Non-controlling interests		(143,968)	(68,274)
		6,166,980	(1,020,475)

Changes in non-cash working capital items	23	(23,427,645)	(18,744,065)
Cash flow used by operating activities		(17,260,665)	(19,764,540)

Investing activities
Decrease (increase) in short term investment		326,252	(299,849)
Equity contribution by non-controlling interests		-	253,007
Decrease (increase) in restricted cash		90,707	(100,710)
Purchase of property, plant and equipment		(34,871,862)	(42,381,870)
Cash flow used by investing activities		(34,454,903)	(42,529,422)

Financing activities
Issue of short term loans		58,157,200	8,387,169
Repayment of short term loans		(13,928,700)	-
Issuance of common shares		33,241,278	17,844,394
Issuance of common shares on exercise of stock options		291,000	-
Share issuance costs		(3,186,313)	(195,000)
Repaid advance from a customer		(22,053,238)	(7,122,367)
Increase in advance from a customer		-	20,191,680
Advances from related parties		7,726,413	(846,630)
Cash flow from financing activities		60,247,640	38,259,246

Effect of foreign exchange rate changes on cash and cash equivalents		123,460	3,143,806

CHANGE IN CASH AND CASH EQUIVALENTS		8,655,532	(20,890,909)

CASH AND CASH EQUIVALENTS, beginning of period		7,362,671	28,253,580

CASH AND CASH EQUIVALENTS, end of period		$16,018,203	$7,362,671

See Accompanying Notes to the Consolidated Financial Statements
Supplemental Cash Flow Information – Note 22

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated under the Companies Act (British Columbia) on June 5, 1998.  On March 14, 2007, the Company changed its name to GLG Life Tech Corporation (“GLG” or the “Company”).  The Company is a vertical integrated producer of high-grade stevia extract.  The operations include stevia seed breeding, propagation, growth and harvest, extraction, refining and formulation.  The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “GLG”.  On November 20, 2009, the Company completed a common share offering and commenced trading on the NASDAQ Global Market under the symbol "GLGL".

These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.  For the year 2009, the Company incurred a net income of $758,019 (2008 – net loss of $10,606,542).  As at December 31, 2009 the Company had an accumulated deficit of $11,289,195 (2008 - $12,047,214), working capital of $6,381,224 (2008 – working capital deficiency of $2,561,799) and a cash outflow from operations of $17,260,665 (2008 - $19,767,540).  The Company has been successful in raising equity financing in fiscal 2009, renewing short term loans and obtaining additional short term loans of $9,198,000 subsequent to year end (Note 31) and plans to continue to renew these loans as they come due; however, if the Company is unable to refinance its credit facilities as they become due ($37,317,500 in 2010) the Company will require alternative forms of financing. There can be no assurance the company will be successful in this endeavour and these circumstances lead to substantial doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

These consolidated financial statements include the accounts of the Company and all its wholly owned integrated subsidiaries: Agricultural High Tech Developments Limited, incorporated in the Marshall Islands; Anhui Bengbu HN Stevia High Tech Development Company Limited, Chuzhou Runhai Stevia High Tech Company Limited, Dongtai Runyang Stevia High Tech Company Limited, Qingdao Runde Biotechnology Company Limited, Qingdao Runhao Stevia High Tech Company Limited, all incorporated in China; GLG Life Tech US, Inc., incorporated in Delaware, USA; and 55% owned subsidiary, GLG Weider Sweet Naturals Corporation, incorporated in Canada.

All intercompany accounts and transactions were eliminated upon consolidation.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(a)	Basis of presentation and consolidation, continued

Certain prior year's figures have been reclassified to conform to the current financial statement presentation.

On November 5, 2009, the Company completed a four‐for‐one (4:1) consolidation of its common shares (Note 20a).  All numbers of shares, warrants and options and per share amounts have been retroactively restated to give effect to the consolidation for all periods presented.

(b)	Foreign currency

(i)	transactions and balances

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

(ii)	group companies

The consolidated financial statements are presented in Canadian dollars.  Accounts of the Company’s integrated foreign operations are translated into Canadian dollars using the temporal method as follows:

(1)	monetary assets and liabilities for each balance sheet presented are translated at the rate of exchange in effect as at the balance sheet date;
(2)	non-monetary assets and liabilities for each balance sheet presented are translated at the rate of exchange prevailing at the time of the acquisition of the assets or assumption of the liabilities;
(3)	revenue and expense items for each statement of operations are translated at the average rates of exchange for the year; and
(4)	all resulting exchange differences are recognized in the statement of operations.

Accounts of the Company’s self-sustaining operations are translated into Canadian dollars using the current rate method as follows:

(1)	all assets and liabilities for each balance sheet presented are translated at the rate of exchange in effect as at the balance sheet date;
(2)	revenue and expense items for each statement of operations are translated at the average rates of exchange for the year; and
(3)	all resulting exchange differences are recognized in other comprehensive (loss) income and in shareholders’ equity.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks and banker’s acceptance readily convertible into cash and purchased with original maturities of three months or less.

(d)	Short term investments

Short term investments consist of term deposits with maturities of greater than ninety days and less than one year, and are classified as held for trading for accounting purposes.

(e)	Inventory

Raw materials, work-in-progress and finished goods are measured at the lower of cost, determined on a weighted average basis and net realizable value.

The cost of raw materials comprises the purchase price, applicable taxes and other costs incurred in bringing inventory to their present location and condition. The cost of finished goods includes cost of materials and cost of conversion.  The cost of conversion includes costs directly related to the units of production, such as direct labour, capitalized interest and fixed and variable production overheads, based on normal operating capacity.

The net realizable value of inventory is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

The amount of any write-down of inventories to net realizable value and all losses of inventories is recognized as an expense in the period the write-down or loss occurs.  The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost and include interest capitalized during construction, less accumulated amortization.  Amortization is calculated using the straight line method with 10% residual value over the estimated useful life of the assets.

Ion exchange resin equipment	15 years
Buildings	20 years
Manufacturing equipment and biological assets	10 years
Motor vehicles, computer equipment and software, and, furniture and fixtures	5 years

Amortization is not provided for construction in progress until the assets are ready for use.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(g)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events and circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company’s policy is to record an impairment loss when it is determined that the carrying amount of the assets exceeds the sum of the expected undiscounted future cash flows resulting from use of the asset and its eventual disposition.  Impairment losses are measured as the amount by which the carrying amount of the asset exceeds its fair value and is recognized as an expense in the period of impairment.  Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(h)	Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired and arose as a result of the acquisition of Qingdao Runde Biotechnology Company Limited in the year of 2006.  Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value.  When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss. The last goodwill impairment test was performed on December 31, 2009.

(i)	Intangible assets

Intangible assets include customer relationships, patents and technology.  Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite. An intangible asset with an indefinite life is not amortized but will be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Customer relationships are amortized over a 10 year period.  Patents and technology are amortized on a straight-line basis over the expected useful life of 20 years.

(j)	Income taxes

Future income taxes are recorded using the asset and liability method.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is provided against future tax assets unless it is more likely than not that the tax asset will be realized.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(k)	Revenue recognition

Revenue from product sales is recognized when products are shipped to customers and ownership is transferred to customers, when the price is fixed or determinable and when the ultimate collection is reasonably assured.  Customer prepayments are recorded as advances from customers and revenue is not recognized until the shipment of goods occurs.

Initial fees and non-refundable payments received by the Company are recognized as revenue on a straight-line basis over the period of the ongoing involvement of the Company in the contract if no other objectively measureable performance criteria exists that indicates another method of recognition is more appropriate.

(l)	Income (loss) per share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on income (loss) per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.  However, the calculation of diluted income (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(m)	Stock-based compensation

The Company grants stock options and restricted shares to employees, directors, and consultants pursuant to the Stock Option and Restricted Share Plan.  The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options.

For stock options and restricted shares granted to directors, officers and employees, the fair value is estimated on the date of grant and is recognized as compensation expense on a straight-line basis over the related vesting periods. Compensation expense is recorded based on the estimated fair value of options with a corresponding credit to contributed surplus.  Any consideration received on the exercise of stock options is credited to share capital.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and expected life of the option.  The Company estimates forfeitures at the grant date and revises the estimate as necessary if subsequent information indicates that actual forfeitures differ significantly from the original estimate.  Changes in these assumptions can materially affect the fair value estimate.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(n)	Use of estimates and measurement uncertainty

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.

Significant areas requiring the use of management estimates include determining of the accrued liabilities, assessing the carrying value of property, plant and equipment, intangible assets and goodwill, the valuation of future tax assets, expected useful life of assets subject to amortization and the assumptions used in determining of the fair value of stock based compensation.  While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(o)	Capitalization of interest

Interest and accretion on long term debt associated with the construction of long term assets and interest on advances from a customer are capitalized into property, plant and equipment and inventory, where the borrowing cost is attributable to the acquisition, construction or production of a qualifying asset.

Where funds were borrowed specifically for obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined as the product of the average accumulated costs and average interest rate applicable to the borrowing.

The interest cost of debt attributable to the construction of major new facilities is capitalized during the construction period until the facilities are substantially completed.  Interest costs of debt attributable to inventory is capitalized based on the cost of raw materials until the raw materials are transferred into work-in-progress.  Interest on funds borrowed that are not specific to obtaining a qualifying asset are expensed as incurred.

(p)	Financial instruments

Financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.

All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held‐to‐maturity investments and other financial liabilities, which are measured at amortized cost. Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

(p)	Financial instruments, continued

Subsequent measurement and changes in fair value will depend on their initial classification as follows: held‐for‐trading financial assets are measured at fair value and changes in fair value are recognized in net income; available‐for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income; held-to-maturity financial assets, loan and receivables, and other financial liabilities are amortized using the effective interest rate method.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designed as a hedge. Cash and cash equivalents, short term investments, and restricted cash are classified as “held-for-trading”.  Accounts receivable and certain other assets that are financial instruments are classified as “loans and receivables”.

Short term loans, accounts payable, interest payable, advance from customer, due to related party, and non- current bank loan are classified as “other financial liabilities”.

The Company currently does not have any hedge instruments.

3.	ADOPTION OF NEW ACCOUNTING POLICIES

(a)	Goodwill and intangible assets

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets.”  This new standard replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs,” and focuses on the criteria for asset recognition in the financial statements, including those internally developed. The adoption of this standard did not have an impact on the Company’s consolidated financial position or results of operations.

(b)	Credit risk and the fair value of financial assets and financial liabilities

Effective January 1, 2009, the Company adopted the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” issued by the CICA.  This standard requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments.  The adoption of this standard did not have an impact on the valuation of the Company’s financial assets or liabilities.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

3.	ADOPTION OF NEW ACCOUNTING POLICIES, Continued

(c)	Fair value hierarchy disclosures

In September 2009, the Company adopted the amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires enhanced disclosures about the relative reliability of the data that an entity uses to measure the fair values of its financial instruments. The new requirements are effective for annual financial statements for fiscal years ending after September 30, 2009.

The amended Section 3862 requires that financial instruments measured at fair value on the balance sheet be classified at one of three fair value hierarchy levels according to the relative reliability of the data used to estimate the fair values.

The fair value hierarchy levels are as follows:

Classification	Information (inputs) used to estimate the fair values
Level 1	Quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3	Inputs for the asset or liability that are not based on observable market data

The adoption of the amended standard did not have a material impact on the Company’s disclosures, since the Company does not have financial instruments measured at fair value, with the exception of cash and cash equivalents and restricted cash.

Disclosures on financial instruments and the associated risks are provided in Note 27.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

(a)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition.  Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date.  The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

4.	RECENT ACCOUNTING PRONOUNCEMENTS, Continued

(b)	Consolidations

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” which will replace CICA section 1600 of the same name. This guidance requires uniform accounting policies to be consistent throughout all consolidated entities and the difference between reporting dates of a parent and a subsidiary to be no longer than three months. These are not explicitly required under the current standard. Section 1601 is effective for the Company on January 1, 2011 with early adoption permitted. The Company is currently assessing the impact of the new standard on its financial statements.

(c)	Non-controlling Interest

In January 2009, the CICA issued Section 1602, “Non-controlling Interests,” which will replace CICA Section 1600, “Consolidated Financial Statements.” Under this new guidance, when there is a change in control the previously held interest is revalued at fair value. Currently a gain of control is accounted for using the purchase method and a loss of control is accounted for as a sale resulting in a gain or loss in earnings.  In addition, non-controlling interests (“NCI”) can be in a deficit position because it is recorded at fair value. Currently, NCI is recorded at the carrying amount and can only be in a deficit position if the NCI has an obligation to fund the losses. Section 1602 is effective for the Company on January 1, 2011 with early adoption permitted.

5.	SHORT TERM INVESTMENTS

As at December 31, 2009, the Company did not have any short term investments.

At December 31, 2008, the Company had $365,785 (RMB 2,037,800) of 6-month term deposits with the Bank of China, which bore interest at a rate of 3.78% per annum.

6.	ACCOUNTS RECEIVABLE

The Company was previously involved with the distribution of stevia and other nutritional health products produced or sourced by or on behalf of the Company through Shandong Yong He Tang Health Products Chain Stores Limited (“YHT”).  The Company extended loans to YHT in 2005 and 2006. The loans are not secured and were valued at $2,290,002 (US$1,870,000) at December 31, 2008. As at December 31, 2008, the Company’s accounts receivable and interest receivable included $622,029 and $199,320, respectively, owing from YHT.

Due to the uncertainty associated with the collectability of amounts owed by YHT, the Company has recorded an allowance of $3,111,351 against the loans, interest and accounts receivable.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

6.	ACCOUNTS RECEIVABLE, Continued

	December 31, 2009	December 31, 2008
Accounts receivable	$6,398,702	$3,336,143
less allowance for doubtful accounts	(680,387)	(622,029)
	5,718,315	2,714,114

Interest receivable	199,320	202,971
less allowance for doubtful accounts	(199,320)	(199,320)
	-	3,651

Loans receivable	2,290,002	2,290,002
less allowance for doubtful accounts	(2,290,002)	(2,290,002)
	-	-

7.	TAXES RECOVERABLE

The taxes are value-added taxes paid on purchases in China and GST paid in Canada.  These taxes are recoverable from the respective authorities upon filing of the prescribed returns.

8.	INVENTORY

For the year ended December 31, 2009, the amount of inventories charged to cost of sales was $27,050,264 (2008 - $7,560,490).  There was no write-down of inventories during the years ended December 31, 2009 and 2008, nor any reversal of any write-down.  As at December 31, 2009, $nil (2008 - $523,272) of interest is capitalized as a cost of inventory.

	December 31, 2009	December 31, 2008
Raw material	$9,203,227	$22,920,668
Work in process	27,818,580	8,905,270
Finished goods	4,127,335	1,231,752
	$41,149,142	$33,057,690

9.	PREPAID EXPENSES

	December 31, 2009	December 31, 2008
Prepayment for raw material	$4,283,150	$4,037,362
Prepayment for construction and equipment	690,232	2,751,191
Insurance	54,802	65,644
Rent and deposits	2,405,663	-
Others	1,144,250	525,889
	$8,578,097	$7,380,086

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

9.	PREPAID EXPENSES, continued

During the year ended December 31, 2008, $1,346,250 of the $4,037,362 of raw material prepayment was a deposit paid to a related company.  The transaction was not completed and the balance was fully refunded to the Company during the year ended December 31, 2009.

10.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Ion exchange resin equipment	$11,619,902	$1,652,031	$9,967,871	$9,673,435	$944,565	$8,728,870
Manufacturing equipment
and Biological assets	47,427,276	3,123,087	44,304,189	7,951,867	730,566	7,221,301
Buildings	46,897,089	1,339,877	45,557,212	2,809,244	112,508	2,696,736
Leasehold land use rights and
Construction in progress	5,943,154	-	5,943,154	64,238,039	-	64,238,039
Computer equipment and software	965,191	91,366	873,825	377,080	15,556	361,524
Motor vehicles and
Furniture and fixture	1,723,031	57,592	1,665,439	142,843	23,270	119,573
	$114,575,643	$6,263,953	$108,311,690	$85,192,508	$1,826,465	$83,366,043

The leasehold represents land use rights for a term of 50 years.  Under the People’s Republic of China (“PRC”) law, land use rights can be revoked and the tenants can be forced to vacate at any time when re-development of the land is in the public interest.

Interest capitalized to property, plant and equipment during the year ended December 31, 2009 was $126,398 (2008 – $537,430).  Testing and preparation charges incurred in the two new leaf processing facilities totaling $717,796 were also capitalized during the year (2008 – $nil).

Property, plant and equipment have been pledged as general collateral for the line of credit facilities available to the Chinese subsidiaries (Note 13).

11.	RESTRICTED CASH

The Company is required to hold a guaranteed investment certificate with a bank as collateral for the Company’s credit cards issued to several employees.

12.	INTANGIBLE ASSETS

	December 31, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Customer relationship	$15,416,254	$1,749,855	$13,666,399	$15,416,254	$208,230	$15,208,024
Patents and acquired technologies	24,556,250	1,507,194	23,049,056	16,243,752	658,462	15,585,290

	$39,972,504	$3,257,049	$36,715,455	$31,660,006	$866,692	$30,793,314

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

12.	INTANGIBLE ASSETS, continued

(a)	Customer relationship

In conjunction with signing a ten year supply agreement with Cargill Incorporated (“Strategic Customer”), the Company issued share purchase warrants in July 2007 (Note 20d)).  Since the Company expected to obtain future economic benefits from the relationship an intangible was recorded as the fair value of consideration given to enter into the contract.

The first warrant allowed the Strategic Customer to purchase 3,591,411 common shares of the Company at a price of $14 per share.  A second warrant allowed the Strategic Customer to purchase 1,305,986 common shares at a price of $17.76 per share.

The warrants were valued at $10,919,330 using the Black-Scholes option pricing model, with the following assumptions:

Risk-free interest rate:	4%
Dividend yield:	0%
Volatility:	45%
Expected time to maturity:	7 months to 21 months depending on the lives of the warrants

Future income taxes of $4,496,924 have also been capitalized as additional cost of the customer relationship.

(b)	Intangible from AHTD acquisition

On December 27, 2007, the Company acquired all issued and outstanding shares of Agricultural High-Tech Developments Limited (AHTD), a company incorporated under the laws of the Marshall Islands.  AHTD owns patents relating to new stevia seedling and breeding technology.  One patent has been registered with the Chinese government.

The purchase price consisted of 3,125,000 common shares of the Company.  937,500 common shares were issued on December 27, 2007 and 1,093,750 common shares were issued on November 27, 2008.  An additional 1,093,750 common shares were issued on December 8, 2009.  Total consideration for the patents was $24,556,250 based on the fair value of the common shares on the date of issuance.

13.	SHORT TERM LOANS

As at December 31, 2009 the Company’s short term loans consisted of borrowings from two banks in China and from a private lender as follows:

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

13.	SHORT TERM LOANS, Continued

Short term bank loans as at December 31, 2009

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender

$9,198,000	60,000,000	June 15, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	May 28, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	June 28, 2010	5.31%	Agricultural Bank of China
2,606,100	17,000,000	July 28, 2010	5.31%	Agricultural Bank of China
459,900	3,000,000	October 28, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	August 29, 2010	5.31%	Agricultural Bank of China
3,066,000	20,000,000	September 29, 2010	5.31%	Agricultural Bank of China
4,599,000	30,000,000	October 29, 2010	5.31%	Agricultural Bank of China
4,599,000	30,000,000	June 24, 2010	5.31%	Construction Bank of China
3,066,000	20,000,000	June 22, 2010	4.86%	Construction Bank of China

$36,792,000	240,000,000

Short term borrowing from a private lender as at December 31, 2009

Loan amount in C$	Loan amount in USD	Maturity Date	Interest rate per annum	Lender
$525,500	$500,000	October 9, 2010	8.00%	Private lender

$525,500	$500,000

As at December 31, 2008, the Company’s short term loans consisted of two loans as follows:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender
$6,641,500	37,000,000	November 20, 2009	6.66%	Dongtai Rural Credit Union
3,590,000	20,000,000	December 25, 2009	5.31%	Construction Bank of China

$10,231,500	57,000,000

The Company’s subsidiaries have been pledged as collateral for the loans borrowed in 2009 and 2008.  Two pieces of land of two subsidiaries were also used as collateral for the above facilities.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

14.	ACCOUNTS PAYABLE AND ACCRUALS

	December 31, 2009	December 31, 2008
Raw material	$942,761	$2,687,714
Construction and equipment	20,721,527	12,720,270
Trade payable	3,718,700	1,759,583
	$25,382,988	$17,167,567

15.	ADVANCES FROM A CUSTOMER AND INTEREST PAYABLE

In July 2008, the Company entered into a supply and prepayment agreement whereby the Strategic Customer financed $24,492,000 (US$20,000,000) for the purchase of stevia leaves for 2009 orders, which shall be further processed into the stevia extract to be shipped to the Strategic Customer.

The prepayment and accrued interest was to be repaid by way of the sale of stevia extracts to the Strategic Customer.  Interest at LIBOR + 6% was charged per annum.  The prepayment was collateralized by a general security agreement over all assets of the Company.  There was a covenant that at any time during the advance remained outstanding, the Company could not incur more than US $80,000,000 of indebtedness for plant expenditure or additional leaf financing beyond the US $20,000,000 associated with this prepayment.

As at December 31, 2009, the outstanding balance had been repaid in full (2008 - $24,492,000 (US$ 20,000,000).  Total interest that the Company paid in respect to the advance during the term it was outstanding was US$2,006,656.

As at December 31, 2009, the Company accrued interest payable of $9,675 on short term borrowing from a private lender (Note 13), $63,863 on banking facilities in China (Note 13), and $195,374 on loan from a related party (Note 16).

16.	RELATED PARTIES TRANSACTIONS AND BALANCES

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Company has executive and management service arrangements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for services provided by senior management and directors of the Company.  The amount of these transactions and outstanding balances as at December 31, 2009 are as follows:

a)
During the year ended December 31, 2009, the Company paid or accrued consulting fees totaling $343,794 (2008 - $300,000) in respect to Grand Leaf’s management agreement.  As at December 31, 2009 there was $343,794 (2008 - $75,000) payable to Grand Leaf.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

16.	RELATED PARTIES TRANSACTIONS AND BALANCES, Continued

b)
During year ended December 31, 2009, the Company paid or accrued consulting fees of $189,086 (2008 – $120,000) and $68,759 (2008 – $45,000) to PALCO and AAFAB respectively.  As at December 31, 2009 there was $4,702 (2008 - $4,702) payable to PALCO and $nil (2008 – $1,410) payable to AAFAB.

c)	During the year ended December 31, 2009, the Company paid or accrued consulting fees totaling $72,664 (2008 – $55,992) to BISM. As at December 31, 2009 there was $19,545 (2008 – $nil) payable to BISM.

d)
During the year ended December 31, 2009, the Company paid or accrued management fees totaling $361,883 (2008 - $ 365,475) to GLG International.  As at December 31, 2009 there was $361,883 (2008 - $365,475) payable to GLG International.

During the twelve month period ended December 31, 2009, the Company obtained US $6,892,000 non-secured loans from the Company’s Chairman and Chief Executive Officer.  The loans bear interest at the US dollar prime rate posted by HSBC Bank (Canada) plus 3% per annum.  The Company uses the proceeds of these loans for corporate working capital and to fund the required initial investment in the new Runhao subsidiary in China.

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum

$2,102,000	$2,000,000	June 28, 2010	HSBC Bank Canada US Dollar prime rate + 3%
1,681,600	1,600,000	July 13, 2010	HSBC Bank Canada US Dollar prime rate + 3%
2,627,500	2,500,000	August 25, 2010	HSBC Bank Canada US Dollar prime rate + 3%
832,392	792,000	November 11, 2010	HSBC Bank Canada US Dollar prime rate + 3%

$7,243,492	$6,892,000

In addition to the loans above, on September 10, 2009, the Company obtained a US $200,000 non-secured loan from a director of the Company.  The loan bore an interest at a rate of 8% per annum and was to mature on March 15, 2010.  This loan was repaid on December 21, 2009.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

17.	DEFERRED REVENUE

In July 2008, an upfront non-refundable fee of US$2,500,000 was received as part of a supply agreement with the Strategic Customer that requires a minimum quantity of stevia to be delivered by the Company over a one year period.  This payment was deferred and is being recognized as revenue over a one year period from October 1, 2008 to September 30, 2009.  The balance of the deferred revenue as at December 31, 2009 was $nil (2008 - $1,995,000).

18.	NON-CURRENT BANK LOAN

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender

$4,599,000	30,000,000	June 23, 2011	5.40%	Construction Bank of China
9,198,000	60,000,000	June 29, 2011	5.40%	Agricultural Bank of China

$13,797,000	90,000,000

19.	ECONOMIC DEPENDENCE

The Company has an agreement with the Strategic Customer that outlines annual minimum purchase and supply quantities over the term of the agreement.  For each of years two and three, once volume and price have been agreed, The Strategic Customer will be required to either take the committed volume or pay the agreed price.

The supply agreement with the Strategic Customer accounts for 90% of revenue for the year ended December 31, 2009 (2008 - 77%).

20.	SHARE CAPITAL

a)	Share consolidation

Effective November 5, 2009 the Company completed a four-for-one consolidation of its common shares.  All common share, warrant and stock option information for all periods presented, including earnings per share information have been adjusted to reflect the consolidation on a retroactive basis.

b)	Capital stock

Authorized
Unlimited number of common shares with no par value

Common shares
The holders of common shares are entitled to one vote per share.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

20.	SHARE CAPITAL, Continued

b)	Capital stock, continued

	Number of Shares	Amount
Balance at December 31, 2007 as previously reported	65,584,060	$61,052,731
Retroactive application of 4:1 consolidation on November 5, 2009	16,396,015	61,052,731

Share purchase warrants exercised (Note 20 d))	1,271,460	20,235,133
Stock options exercised (Note 20 e)(i))	52,017	125,527
Issuance of restricted shares (Note 20 e)(ii))	322,654	1,060,004
Convertible debenture converted into common shares	494,020	7,513,004
Shares issued for AHTD intangible (Note 12 b))	1,093,750	3,368,750
Balance at December 31, 2008 as previously reported	19,629,916	93,355,149

Stock options exercised (Note 20 e)(i))	241,457	584,376
Issuance of restricted shares (Note 20 e)(ii))	283,850	485,407
Stock based compensation on previously issued restricted shares	-	1,615,955
Shares issued on equity offering , net (Note 20 c))	4,168,750	29,452,656
Shares issued for AHTD intangible (Note 12 b))	1,093,750	8,312,500
Income tax recovery related to share issuance costs	-	1,006,072
Balance at December 31, 2009	25,417,723	$134,812,115

c)	Equity offering

On November 20, 2009, the Company completed an equity offering on NASDAQ of 3,625,000 common shares at US$7.60 per share.  The Company received aggregate gross proceeds of approximately $28,930,255 (US $27,550,000).  The underwriter discounts and commissions related to this equity offering amounted to $2,035,160 (US$ 1,938,063). In addition, the Company incurred share issuance costs in the amount of $1,473,245 for legal, audit and accounting, filing, registration and printing fees in relation to the equity offering.

The underwriters of the Offering were granted an over-allotment option for a period of 30 days to purchase up to an additional 543,750 common shares on the same terms and conditions as the equity offering.  The underwriters exercised this option and the Company issued 543,750 of its common shares for gross proceeds of $4,311,024 (US$4,132,500).  Cost incurred in relation to the issuance of the over allotment shares amounted to $280,216 (US $268,613).

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

20.	SHARE CAPITAL, Continued

d)	Share purchase warrants

All share purchase warrants of the Company expired before December 31, 2009. A summary of the changes since December 31, 2007 is presented below:

	Number of warrants	Amount
Balance at December 31, 2007	6,893,646	$15,378,511
Warrants exercised by a customer	(1,271,460)	(2,453,160)
Warrants expired	(897,852)	(1,447,443)
Balance at December 31, 2008	4,724,334	11,477,908
Warrants expired	(4,724,334)	(11,477,908)
Balance at December 31, 2009	-	$-

A summary of the share purchase warrants outstanding at December 31, 2008 is provided below:

Expiry date	Weighted average exercise price	Number outstaning at December 31, 2008

March 31, 2009	15.80	2,728,084
June 11, 2009	17.40	1,696,250
June 22, 2009	12.72	300,000
	16.16	4,724,334

e)	Stock options and restricted shares

The Company is subject to the policies of the Toronto Stock Exchange (“TSX”), under which it is authorized to grant options to officers, directors, employees and consultants enabling them to purchase common stock of the Company. The Company has one stock option and restricted shares plan (“Plan”) which was amended effective as of May 16, 2008.  The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan.

Under the Plan, options granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares of the Company inclusive of any restricted shares granted under the Plan.  The maximum term of an option is 5 years after the date of grant.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

20.	SHARE CAPITAL, Continued

e)	Stock options and restricted shares, continued

(i)	Stock options

The following tables summarize information about stock options outstanding at December 31, 2009 and 2008:

		Weighted average
Exercise	Number outstanding	remaining contractual	Number exercisable	Weighted average
price	at December 31, 2009	life (years)	at December 31, 2009	exercise price
$1.20	1,099,167	0.47	1,099,167	$1.20
$8.26	18,750	4.92	-	-
$8.60	91,150	4.50	-	-
$16.00	44,716	3.37	12,696	$16.00
	1,253,783	1.81	1,111,863	$1.37

		Weighted average
Exercise	Number outstanding	remaining contractual	Number exercisable
Price	at December 31, 2008	life (years)	at December 31, 2008
$1.20	1,340,000	1.72	1,340,000
$3.20	1,250	4.91	-
$16.00	44,716	4.62	-
	1,385,966	1.81	1,340,000

The following is a summary of option transactions since December 31, 2007:

	Number of options	Weighted average exercise price per share
Balance at December 31,2007	1,392,017	$1.20
Options granted	45,966	15.64
Options exercised	(52,017)	1.20
Balance at December 31, 2008	1,385,966	1.68
Options granted	109,900	8.54
Options cancelled	(626)	1.21
Options exercised	(241,457)	1.21
Balance at December 31, 2009	1,253,783	$2.37

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

20.	SHARE CAPITAL, Continued

e)	Stock options and restricted shares, continued

(i)	Stock options, continued

During the year ended December 31, 2009, the Company recorded stock based compensation expense in the amount of $377,553, of which $149,155 related to options granted in 2009 and vested in the same year and $228,398 related to options granted in previous years, but vested in 2009.

During the year ended December 31, 2008, the Company recorded stock based compensation expense in the amount of $260,571, related to options granted in 2008 and vested in the same year.

The fair value of the options granted in 2009 and 2008 has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Risk-free interest rate	0.51%	3.00%
Dividend yield	0%	0%
Volatility	92%	141%
Expected option life	5 years	5 years
Expected forfeiture per year	5%	5%

(ii)	Restricted shares

Under the Plan, restricted shares granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares in the Company inclusive of any stock options granted under the Plan.  Holders of restricted shares are entitled to voting rights and dividends. The maximum vesting period for restricted shares is 5 years from the date of grant.  Restricted shares issued to certain employees have certain performance criteria, which are based on production and financial targets.

During the year ended December 31, 2009, 283,850 (2008 – 322,654) restricted shares were issued with a fair value of $2,441,110 (2008 - $4,682,000). The fair value of the restricted shares is calculated based on the shares price at the date of the issuance of the shares.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

20.	SHARE CAPITAL, Continued

e)	Stock options and restricted shares, continued

(ii)	Restricted shares, continued

The vesting periods for restricted shares as at December 31, 2009 are as follows:

Number of restricted shares at	Vesting period	Performance
December 31, 2009	(years)	based

11,359	-	No
7,000	0.50	No
30,000	0.90	No
281,295	1.37	Yes
276,850	1.50	Yes
606,504	1.37

The vesting periods for restricted shares as at December 31, 2008 are as follows:

Number of restricted shares at	Vesting period	Performance
December 31, 2008	(years)	based

11,359	0.37	No
30,000	1.90	No
281,295	2.37	Yes
322,654	2.24

During the year ended December 31, 2009, the Company recorded stock based compensation expense in the amount of $2,101,362, of which $485,407 related to restricted shares issued in 2009, and $1,615,955 related to restricted shares granted in 2008, and for which certain performance conditions were achieved in 2009.

During the year ended December 31, 2008, the Company recorded stock based compensation expense in the amount of $1,060,004 related to restricted shares granted in 2008 and for which certain performance conditions were achieved.

21.	RESERVE FOR EMPLOYEE BENEFITS

The laws in China require all wholly owned foreign entities to set aside 10% of retained earnings as a general reserve fund for employee benefits until such a fund has reached 50% of the Company's registered capital.  The amount of the Company’s reserve is $509,559 for the year ended December 31, 2009 (2008 - $298,438) which is recorded in deficit.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008

Interest paid	$4,286,177	$654,056

Income taxes received	-	-

Increase in accounts payable and accruals related to the purchase of property, plant and equipment	8,064,144	12,657,383

Share issuance costs included in accounts payable	602,310	-

23.	CHANGES IN NON-CASH WORKING CAPITAL

	2009	2008

Changes in non-cash working capital

Accounts receivable	$(3,395,063)	$1,531,643
Taxes recoverable	(4,012,613)	(84,099)
Inventory	(13,221,650)	(14,410,203)
Prepaid expenses	(2,368,189)	(6,016,902)
Deferred charges	12,648	(102,682)
Accounts payable	1,694,538	(1,659,795)
Interest payable	(142,316)	2,973
Deferred revenue	(1,995,000)	1,995,000
	$(23,427,645)	$(18,744,065)

24.	EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended December 31, 2009 is based on the weighted average number of shares outstanding.  Diluted earnings per share reflect the dilutive effect of the exercise of options.

For the year ended December 31, 2008, all stock options and warrants were excluded from the calculation of diluted net loss per common share, as the effect of including them would have been anti-dilutive.  The number of shares for the diluted earnings per share was calculated as follows:

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

24.	EARNINGS PER SHARE, Continued

	December 31, 2009	December 31, 2008

Net income (loss) for the period	$758,019	$(10,606,542)

Weighted average number of shares used in basic earnings per share	20,379,979	17,604,660
Dilutive potential of the following:
Employee/director share options	1,073,845	-
Diluted weighted average number of shares outstanding	21,453,824	17,604,660
Earnings per share:
Basic	$0.04	$(0.60)
Diluted	$0.04	$(0.60)

25.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China.

December 31, 2009	Canada	China	USA	Total

Property, Plant and Equipment	$670	$108,311,020	$-	$108,311,690
Revenue	36,210,362	4,609,153	1,064,069	41,883,584

26.	INCOME TAXES

a)	Future tax assets and liabilities

	2009	2008

Non-capital loss carry-forwards	$1,620,370	2,419,875
Pre-operating Costs	403,689	307,818
Cumulative eligible costs	249,010	220,945
Inventory	-	(157,056)
Deferred revenue	-	598,500
Intangible assets	(3,644,373)	(4,278,898)
Property, plant and equipment	(345,813)	(343,458)
Share issuance costs	1,064,920	629,567
	(652,196)	(602,708)
Less: valuation allowance	(81,007)	(1,811,934)
Future income tax asset (liability)	$(733,203)	(2,414,642)

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

26.	INCOME TAXES, Continued

b)	Effective tax rate

Income tax expense (recovery) differs from the amount that would be computed by applying the combined federal and provincial statutory income tax rate of 30% (2008 - 31%) to income before income taxes.  The reasons for the differences are as follows:
	2009	2008
Tax expense (recovery) at statutory rates	$111,238	$(3,751,873)
Increase (decrease) resulting from:
Permanent and other differences	1,989,961	1,025,910
Change in tax rates	(313,200)	326,508
Book to tax differences	(182,863)	(629,567)
Foreign rate differences	(284,290)	(316,994)
Expiry of prior year losses	166,829	106,081
Change in valuation allowance	(1,730,927)	1,811,934

	(243,259)	(1,428,000)

c)	Canada and China income taxes

Provision for income taxes	2009	2008
Current tax expense (recovery)
Canadian	-	-
USA	-	-
China	510,545	-

Future Tax expense (recovery)
Canadian	35,017	(1,164,597)
USA	-	-
China	(788,821)	(263,403)

Total	(243,259)	(1,428,000)

d)	Non-capital losses carryforward

$
2014	2,458,064
2028	3,394,221
2029	174,885
Total	6,027,169

The Company's Canadian parent and a subsidiary are subject to Canadian income taxes while the subsidiaries in China are subject to Chinese income taxes.  One of the subsidiaries is taxed at half of the 25% statutory rate in China for 2009. Another Chinese subsidiary is fully exempted from Chinese income taxes indefinitely.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

27.	FINANCIAL INSTRUMENTS

(a)	Categories of financial assets and liabilities

Financial instruments are classified into one of the following five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, and other financial liabilities.

The carrying value of the Company’s financial instruments is classified into the following categories:

Category	Carrying value	December 31, 2009	December 31, 2008
Financial assets
Held-for-trading	Fair value	$16,028,206	$7,829,166
Loans and receivables	Amortized cost	5,718,315	2,717,765

Financial liabilities
Other financial liabilities	Amortized cost	84,009,892	52,954,796

(b)	Items of income, expense, gains or losses

Interest income, gains and losses from held-for-trading, loans and receivables and other financial liabilities are recognized in other income (expense).  During the year ended December 31, 2009, interest expense in the amount of $2,695,178 (2008 - $2,009,638) from other financial liabilities was recognized in other expense and $1,125,721 (2008 - $nil) was recognized through cost of goods sold.

Interest income and expense from held-for-trading and other financial liabilities were determined using the effective interest method.

	December 31, 2009	December 31, 2008

Interest income from held-for-trading	$104,968	$820,765
Interest expense from other financial liabilities	3,820,899	2,009,638

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

27.	FINANCIAL INSTRUMENTS, Continued

(c)	Fair value

As at December 31, 2009 and 2008 the recorded amounts for cash and cash equivalents are at fair value.

As at December 31, 2009 and 2008 accounts receivable, accounts payable and accrued liabilities, short term loans, interest payable, advances from customers, and due to related party, less provision for impairment if applicable, approximate their fair values due to the short‐term nature of these instruments.

As at December 31, 2009 the estimated fair value of non-current bank loans is $13,210,367 and was determined using the discounted cash flows method with an estimated discount rate of 9.31% and an estimated period of 18 months to repayment.  The exchange rate applied in the valuation at December 31, 2009 was C$0.1533/RMB1.00.

The discount rate was estimated by management taking into account:

•	an element of the cost of borrowing;
•	the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at December 31, 2009, considering that the loans are unsecured;
•	the credit risk of the Company’s subsidiaries and the lenders Construction bank of China and Agricultural bank of China.

The period to repayment was estimated taking into account the maturity dates of the non-current bank loans.

(d)	Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations.  The Company’s primary credit risk is on its cash and cash equivalents, restricted cash and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with various financial institutions.  Given the current economic environment, the Company monitors the credit quality of the financial institutions it deals with on an ongoing basis.

Credit risk with respect to accounts receivable is concentrated as one customer accounted for 90% of total trade accounts receivable (December 31, 2008 – 71%).  The following tables provide information regarding the aging of financial assets that were past due but which were not impaired as at December 31, 2009 and 2008.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

27.	FINANCIAL INSTRUMENTS, Continued

(d)	Credit risk, continued

December 31, 2009	0-30 days	31-90 days	over 90 days	Total

Dollar amount	$5,587,383	$121,962	$8,970	$5,718,315
% of Total accounts receivable	98%	2%	0%	100%

December 31, 2008	0-30 days	31-90 days	over 90 days	Total

Dollar amount	$2,021,232	-	$692,882	$2,714,114
% of Total accounts receivable	74%	0%	26%	100%

The Company has a high concentration of credit risk as the accounts receivable was owed by fewer than ten customers. However, the Company believes that it does not require collateral to support the carrying value of these financial instruments.  The carrying amount of financial assets represents the maximum credit exposure. The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis. Based on default rates on customers with receivable balances at December 31, 2009, the Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.

Allowance account for credit losses

	December 31, 2009	December 31, 2008

Balance - beginning of year	$3,111,351	$-
Increase in allowance for doubtful accounts
Accounts receivable	58,358	622,029
Interest receivable	-	199,320
Loan receivable	-	2,290,002
Balance - end of year	$3,169,709	$3,111,351

The Company also requests deposits from customers in certain circumstances to mitigate the credit risk.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

27.	FINANCIAL INSTRUMENTS, Continued

(e)	Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of a change in foreign exchange rates.  The Company conducts its business primarily in U.S. dollars, RMB, Canadian dollars and Hong Kong dollars.  The Company is exposed to currency risk as the functional currency of its subsidiaries is other than Canadian dollars.

The majority of the Company’s assets are held in subsidiaries whose functional currency is the RMB.  The RMB is not a freely convertible currency.  Many foreign currency exchange transactions involving RMB, including foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange.  Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates.  The Company cannot predict nor give any assurance of its future stability.  Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits.  The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations in China are considered self-sustaining operations.  The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing at the balance sheet date.

Unrealized gains and losses resulting from translating self-sustaining operations are accumulated and reported as a currency translation adjustment in accumulated other comprehensive income.

Information on the net foreign exchange risk exposure of self-sustaining operations with an impact on the other comprehensive income is provided in the following table:

	December 31, 2009		December 31, 2008
	RMB balance	HK$ balance	RMB balance	HK$ balance

Total assets	1,144,158,524	5,879	740,189,511	6,679
Total liabilities	368,972,741	-	157,345,795	-

Net foreign exchange risk exposure	775,185,783	5,879	582,843,716	6,679

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

27.	FINANCIAL INSTRUMENTS, Continued

(e)	Foreign exchange risk, continued

As of December 31, 2009, assuming that all other variables remain constant, a change of 1% in the Canadian dollar against the RMB would have an effect on other comprehensive income of approximately $1,188,360 (2008 –$1,046,204).

The Company’s US operations, which are integrated operations, and Canadian operations are primarily exposed to exchange rate changes between the U.S. dollar and the Canadian dollar.  The Company’s primary U.S. dollar exposure in Canada relates to the revaluation into Canadian dollars of its U.S. dollar denominated working capital.

The following table provides information on the Company’s net foreign exchange risk exposure from its US and Canadian operations with an impact on the net income (loss):

	December 31, 2009	December 31, 2008
	US$	US$
Financial assets
Cash and cash equivalents	3,437,005	416,797
Accounts receivable	5,368,861	160,000
Financial liabilities
Accounts payable and accruals	3,719,943	33,484
Short term loans	500,000	-
Interest payable	195,099	868,634
Advances from a customer	-	20,000,000
Due to related party	6,892,000	-
Net foreign exchange risk exposure	(2,501,176)	(20,325,321)

As of December 31, 2009, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar against US dollar would have an effect on net income of approximately $26,287 (2008 –$248,904).

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  It is the Company’s intention to meet these obligations through the collection of accounts receivable, receipts from future sales, current cash and cash equivalents, short term investments, available lines of credit in China and possible issuance of new equity or debt instruments.

The Company is dependent on obtaining regular financings in order to continue its expansion programs and repay amounts due under current short term loans.  Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings on terms acceptable to the Company.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

27.	FINANCIAL INSTRUMENTS, Continued

(f)	Liquidity risk, continued

The following tables provide due date information for the Company’s significant financial liabilities as at December 31, 2009 and 2008:

Financial Liabilities at December 31, 2009	0 to 12 months	12 to 24 months	After 24 months

Accounts payable and accruals	$25,382,988	$-	$-
Short term loans	37,317,500	-	-
Interest payable	268,912	-	-
Due to related party	7,243,492	-	-
Non-current bank loan	-	13,797,000	-
Obligation under leases	179,866	153,300	242,214
	$70,392,758	$13,950,300	$242,214

Financial Liabilities at December 31, 2008	0 to 12 months	12 to 24 months	After 24 months

Accounts payable and accruals	$17,167,567	$-	$-
Short term loan	10,231,500	-	-
Interest payable	1,063,729	-	-
Advance from a customer	24,492,000	-	-
Obligation under leases	256,788	205,824	463,110

	$53,211,584	$205,824	$463,110

(g)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents, restricted cash, and due to related party at December 31, 2009.  The interest rates on these financial instruments fluctuate based on the bank prime rate. As at December 31, 2009, with other variables unchanged, a 100-basis point change in the bank prime rate would have a net effect of approximately $280,407 (2008 – $112,059) on net income (loss).

28.	CAPITAL DISCLOSURE

The Company’s objectives when managing capital are to provide returns for shareholders, and comply with any externally imposed capital requirements while safeguarding the Company’s ability to continue as a going concern.  The Company considers items included in shareholders’ equity to be capital.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

28.	CAPITAL DISCLOSURE, Continued

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.  In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.  In this respect, the Company monitors its debt to equity ratio.

Pursuant to Chinese regulations, the Company is required to make appropriations to reserve funds, based on after tax net income determined in accordance with generally accepted accounting principles of China (Note 21).  The reserve funds are established for covering corporate obligations in the event of business liquidation.  The reserve funds are recorded as part of deficit.  The reserve funds are available for the Company to use but are not available for distribution to shareholders other than in liquidation and may limit repatriation of invested capital.

29.	COMMITMENTS

(a)
The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China.  The leases expire in 2011, and the annual minimum lease payments are approximately $153,300 (RMB 1,000,000).

(b)
The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation.  Rent of approximately $121,107 (RMB 790,000) is paid every 10 years.

(c)	The Company entered into a new office lease with one year term commencing on May 1, 2009. Commitment for 2010 on the new lease is $26,566.

The minimum operating lease payments related to the above are summarized as follows:

2010	$179,866
2011	153,300
2012	-
2013	-
2014	-
Thereafter	242,214
Total	$575,380

(d)
In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region.  The agreement requires the Company to make a total investment in the Juancheng region of US $60,000,000 over the course of the 20-year agreement to retain its exclusive rights.  As of December 31, 2009, the Company has not made any investment in the region.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

29.	COMMITMENTS, Continued

(e)
In 2009, the Company signed two Construction Agreements with the construction company to build the waste water treatment facilities in two subsidiaries with a total consideration of $1,900,000.  The facilities are expected to be completed between May and June 2010.  As of December 31, 2009, the Company has paid $500,000.

30.	CONTINGENT LIABILITIES

(a)
On November 4, 2009, Weider Global Nutrition ("WGN") filed legal proceedings in the Supreme Court of British Columbia against the Company.  WGN alleges that pursuant to the shareholder agreement between WGN and the Company, GLG Weider Sweet Naturals Corp. (“Sweet Naturals”) became the Company’s exclusive marketing and sales arm, other than as provided under the Strategic Alliance and Supply Agreement.  WGN also alleges misrepresentation and breach of fiduciary duty by the Company. WGN is claiming injunctive relief, an accounting and damages for alleged breaches of the shareholder agreement.

The Company is of the view that the allegations are entirely without merit.  The shareholder agreement contemplates Strategic Alliance and Supply Agreement and in no way restricts the Company’s ability to perform that agreement and pursue any further opportunities arising from that agreement.  Further, the shareholder agreement contemplates that marketing and distribution of wholesale stevia extract products through Sweet Naturals is subject to the Company’s permission and that nothing in the agreement prevents the shareholders of Sweet Naturals from competing with Sweet Naturals.  The shareholder agreement contemplates that exclusivity for Sweet Naturals is limited to new business actually generated or customers secured by Sweet Naturals.

The Company’s position is that any claim by WGN for lost profits is expressly excluded under the shareholders’ agreement.  It is the Company’s view that the injunctions and accounting sought are not legally available and the other remedies would not, in any event, materially and adversely effect our business or operations.

(b)
On May 27, 2008, Northern Securities (“Northern”) filed a claim with the B.C. Supreme Court over additional consideration claimed owed by the Company with respect to the Sponsorship Agreement dated January 24, 2007.  The Company has filed its defense and has also filed a counter claim against Northern.  There is no certainty over the outcome of this lawsuit.  The Company is confident in its position that additional amounts are not due; however, should the issue be resolved in Northern's favour, the Company would be required to pay $38,664 in cash and to issue 62,500 additional shares to Northern.

31.	SUBSEQUENT EVENTS

On January 12, 2010, the Company obtained an additional loan of $9,198,000 (RMB 60,000,000) from the Construction Bank of China.  The loan bears an interest at a rate of 5.31% per annum and matures on January 11, 2011.  The loan is secured by one of the Company’s subsidiaries.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

31.	SUBSEQUENT EVENTS, Continued

On March 30, 2010, the Company and Weider Global Nutrition LLC (“Weider”) announced that the proceedings commenced by Weider against the Company in the Supreme Court of British Columbia will be dismissed by consent of the parties.  The dismissal was the result of Weider’s offer to drop its claim against the Company without any payment to Weider if the Company would drop its counterclaim against Weider and agree to wind up GLG and Weider’s joint venture company, GLG Weider Sweet Naturals Corporation.  The Company will now be marketing all of its products itself.  Weider will carry on marketing activities in stevia related products independently.

32.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between general accepted accounting principles in Canada and the United States on our net earnings is summarized as follows:

(In Canadian Dollars)	2009	2008

Net earning (loss) under Canadian GAAP	$758,019	$(10,606,542)
Add (deduct)
Reversal of interest capitalized in cost of sales ( a )	1,125,721	-
Interest captialized ( a), ( b )	377,541	2,009,638
Amortization on property, plant and equipment ( b )	(212,657)	-
Chnage in tax expense	(653,782)	-

Net earning (loss) under US GAAP before comprehensive income adjustments	1,394,842	(8,596,904)

Other comprehensive income under Canadian GAAP	(14,309,320)	22,003,934

Other comprehensive income under US GAAP	(14,309,320)	22,003,934

Comprehensive income	$(12,914,478)	$13,407,030

Earnings (loss) per share under US GAAP before comprehensive income adjustments
Basic	0.07	(0.49)
Diluted	0.07	(0.49)

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

32.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Consolidated balance sheets under Canadian GAAP and US GAAP:

		Year ended December 31,
		2009	2009	2008	2008
		Canadian	U S	Canadian	U S
(In Canadian Dollars)		GAAP	GAAP	GAAP	GAAP
ASSETS
Current Assets
Cash and cash equivalents		$16,018,203	$16,018,203	$7,362,671	$7,362,671
Short term investments		-	-	365,785	365,785
Accounts receivable		5,718,315	5,718,315	2,714,114	2,714,114
Interest receivable		-	-	3,651	3,651
Taxes recoverable		5,130,359	5,130,359	1,504,000	1,504,000
Inventory	( a )	41,149,142	41,149,142	33,057,690	32,534,418
Prepaid expenses		8,578,097	8,578,097	7,380,086	7,380,086
		76,594,116	76,594,116	52,387,997	51,864,725
Property, Plant, and Equipment	( b )	108,311,690	112,733,297	83,366,043	87,020,317
Goodwill		7,859,523	7,859,523	7,587,798	7,587,798
Restricted Cash		10,003	10,003	100,710	100,710
Deferred Charges		94,867	94,867	125,261	125,261
Intangible Assets		36,715,455	36,715,455	30,793,314	30,793,314
TOTAL ASSETS		$229,585,654	$234,007,261	$174,361,123	$177,492,125

LIABILITIES
Current Liabilities
Short term loans		37,317,500	37,317,500	10,231,500	10,231,500
Accounts payable and accruals		25,382,988	25,382,988	17,167,567	17,167,567
Interest payable		268,912	268,912	1,063,729	1,063,729
Advances from customers		-	-	24,492,000	24,492,000
Due to related party		7,243,492	7,243,492	-	0
Deferred revenue		-	-	1,995,000	1,995,000
		70,212,892	70,212,892	54,949,796	54,949,796
Non-current bank loan		13,797,000	13,797,000	-	-
		84,009,892	84,009,892	54,949,796	54,949,796

Future income taxes		733,203	733,203	2,414,642	2,414,642
NON-CONTROLLING INTERESTS	( c )	23,243	-	167,211	-

SHAREHOLDERS' EQUITY
Share capital	( d )	134,812,115	134,869,181	93,355,149	92,758,433
Warrants	( d )	-	-	11,477,908	11,721,091
Contributed surplus	( d )	14,909,708	16,339,037	3,347,623	4,533,770
Accumulated other comprehensive income		6,386,688	6,386,688	20,696,008	20,696,008
Deficit		(11,289,195)	(8,353,983)	(12,047,214)	(9,748,826)
		144,819,316	149,240,923	116,829,474	119,960,476
NON-CONTROLLING INTERESTS	( c )	-	23,243	-	167,211
TOTAL SHAREHOLDER'S EQUITY		144,819,316	149,264,166	116,829,474	120,127,687
TOTAL LIABILITIES AND
SHAREHOLDERS EQUITY		$229,585,654	$234,007,261	$174,361,123	$177,492,125

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

32.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

(In Canadian Dollars)	2009	2008

Shareholders' equity based on Canadian GAAP	$144,819,316	$116,829,474
Reversal of interest capitalized in cost of sales ( a )	1,125,721
Interest captialized ( a), ( b )	2,675,929	2,298,388
Amortization on property, plant and equipment ( b )	(212,657)
Non-controlling interest contributions ( c )	23,243	167,211
Equity portion of convertible debenture ( d )	832,614	832,614

Shareholders' equity based on US GAAP	149,264,166	120,127,687

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

32.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Consolidated statements of cash flows under US GAAP:

	2009	2008
(In Canadian Dollars)	US GAAP	US GAAP

Cash provided by (used in)

Operating activities
Net income (loss)	$1,394,842	$(8,665,178)
Items not affecting cash:
Stock-based compensation	2,478,916	693,524
Amortization of property, plant and equipment & intangibles	6,598,012	2,539,869
Provision on loan and receivables	58,358	3,111,371
Foreign exchange loss (gain)	(2,615,900)	2,841,737
Future income tax recovery	(100,018)	(1,428,000)
Changes in non-cash working capital items	(24,094,885)	(16,893,312)
Cash flow used by operating activities	(16,280,675)	(17,799,989)

Investing activities
Decrease (increase) in short term investment	326,252	(299,849)
Equity contribution by non-controlling interests	-	253,007
Decrease (increase) in restricted cash	90,707	(100,710)
Purchase of property, plant and equipment	(35,851,852)	(44,346,420)
Cash flow used by investing activities	(35,434,893)	(44,493,972)
Financing activities
Issue of loans	58,157,200	8,387,169
Repayment of short term loans	(13,928,700)	-
Issuance of common shares	33,241,278	17,844,394
Issuance of common shares on exercise of stock options	291,000	-
Share issuance costs	(3,186,313)	(195,000)
Repaid advance from a customer	(22,053,238)	(7,122,367)
Increase in advance from a customer	-	20,191,680
Advances from related parties	7,726,413	(846,630)
Cash flow from financing activities	60,247,640	38,259,246

Effect of foreign exchange rate changes on cash and cash equivalents	123,460	3,143,806

CHANGE IN CASH AND CASH EQUIVALENTS	8,655,532	(20,890,909)

CASH AND CASH EQUIVALENTS, beginning of period	7,362,671	28,253,580

CASH AND CASH EQUIVALENTS, end of period	$16,018,203	$7,362,671

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

32.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a)
The Company capitalized interest costs for routine inventories produced in large quantities on a repetitive basis for the year ended December 31 2008.  The Company also expensed such capitalized interest as costs of sales.  In accordance with U.S. GAAP ACS 835-20-15-6 interest costs are not capitalized for routine inventories produced in large quantities on a repetitive basis, and accordingly not allowed to be recorded as costs of sales.  As at December 31, 2009, these adjustments resulted a decrease in inventory of $nil (2008 - $523,272) and a decrease in cost of sales for the year ended December 31, 2009 of $1,125,721 (2008 - $nil) and an increase in interest expense for the year ended December 31, 2009 of $602,449 (2008 - $523,272).

(b)
In accordance with U.S. GAAP under ACS 835-20, interest costs, including interest and accretion on convertible instrument, are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use.  Capitalization is not required under Canadian GAAP, resulting in an increase in property, plant and equipment as at December 31, 2009 amounted to $4,421,607 (2008 - $3,654,274), an increase in amortization expense for the year ended December 31, 2009 of $212,657 (2008 - $nil) and a decrease in interest expense for the year ended December 31, 2009 of $979,990 (2008 - $2,532,910).

(c)
In accordance with U.S. GAAP under ACS 810-10, Non-controlling Interests in Consolidated Financial Statements, which establishes requirements for ownership interests in subsidiaries held by parties other than the Company to be clearly identified, presented, and disclosed in the consolidated statement of financial position within equity, but separate from the parent’s equity.  All changes in the parent’s ownership interests are required to be accounted for consistently as equity transactions and any non-controlling equity investments in unconsolidated subsidiaries must be measured initially at fair value.  The Company has applied the presentation resulting in a change in the financial statement presentation of its non-controlling interests.  The amount transfer to shareholders’ equity as at December 31, 2009 is $23,243 (2008 - $167,211).

(d)
In accordance with Canadian GAAP, proceeds from the issuance of convertible loans and detachable warrants are allocated to long term convertible term loans and shareholders' equity, resulting in a debt discount that was amortized to interest expense over the term of the loans.  In accordance with U.S. GAAP ASC 470-20-25-2 through 25-3 and ASC 470-20-30-1 through 30-2, the proceeds from the issuance of convertible loans and detachable warrants are allocated to the warrants and convertible debt on a relative fair value basis.  As at December 31, 2009, the difference in allocation among convertible loans, detachable warrants, and the convertible loan’s equity component between U.S. GAAP and Canadian GAAP resulted in a net increase of $832,164 (2008 - $832,614).

(e)	In accordance with Canadian GAAP, a subtotal is included in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

GLG LIFE TECH CORPORATION
Notes to Consolidated Financial Statements
Years Ended December 31, 2009 and 2008

32.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

New Accounting Pronouncements

In June 2009, the FASB issued a new standard under ASC No. 810-10, Consolidation which changes the consolidation model for VIE’S. The revised model increases the qualitative analysis required when identifying which entity is the primary beneficiary that has (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the VIE.  The new standard eliminates the QSPE exemption, requires ongoing reconsideration of the primary beneficiary and amends the events which trigger reassessment of whether an entity is a VIE. The new guidance is effective for annual and interim periods beginning after November 15, 2009. We are assessing the potential impact that the adoption of this standard may have on our consolidated financial position, results of operations or cash flows.

In October 2009 the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, under ASC No. 605. The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available. ASU No. 2009-13 requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration.  Additional expanded qualitative and quantitative disclosures are also required. The guidance is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010. We are assessing the potential impact that the adoption of ASU No. 2009-13 may have on our consolidated balance sheets, results of operations and cash flows.